July 31, 2013

Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-0306

Re:                             ACNB Corporation

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed March 15, 2013

Form 10-Q for Fiscal Quarter Ended

March 31, 2013

Filed May 9, 2013

File No. 1-35015

Dear Ms. Blume:

In response to your comment letter dated July 23, 2013 concerning the above referenced filings for ACNB Corporation (the “Corporation”), the requested information is submitted below.  We respond to your comments in the order presented in your comment letter.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 9 —  Fair Value Measurements, page 22

•                  Considering the wide range of unobservable inputs used for impaired loans and foreclosed assets held for resale as disclosed on page 26, please revise future filings to disclose the weighted average of the unobservable inputs.  Refer to ASC 820-10-55-103 for example disclosure.  In addition, tell us and disclose in greater detail the type(s) of economic or other factors that would cause a higher level (i.e. 30 to 50 percent) adjustment to appraised values.  Clarify whether the adjustments are downward or upward adjustments.

ACNB Corporation Response:

In future filings, the Corporation will disclose the weighted average of the unobservable inputs used for impaired loans and foreclosed assets held for sale.  The types of economic or other factors that would cause the higher level (i.e. 30 to 50 percent) adjustment to appraised values include the age of the existing collateral valuation, specialized use of the property, a change in the condition of the collateral or in the relevant market, or subsequently received purchase offers or lowered listing amounts.  All adjustments to date are downward adjustments. Future filings will disclose the downward or upward nature of any adjustments.

•                  Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans.  If this policy varies by loan type please disclose that as well.  Describe whether you make any adjustments to the appraised values as a result of outdated appraisals.  Specifically tell us whether you have impaired loans with appraisals greater than one year old, and if so, describe how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

ACNB Corporation Response:

In future filings, the Corporation will disclose how often the Corporation obtains updated appraisals for its collateral dependent loans.

It is the policy of the Corporation to order an updated valuation on all real estate secured loans when the loan becomes 90 days past due and there has not been an updated valuation completed within the previous 12 months.  In addition, the Corporation orders third party valuations on all impaired real estate collateralized loans within 30 days of the loan being classified as impaired.  Until the updated valuations are completed, the Corporation utilizes the most recent existing independent third party real estate valuation to estimate the need for a specific reserve to be assigned to the loan.  These existing valuations are discounted downward to account for such things as the age of the existing collateral valuation, changes in the condition of the real estate, changes in local market and economic conditions, specialized use of the property and other specific factors involving the collateral.  Once the updated valuation is completed, the collateral value utilized in the impairment calculation is updated accordingly.

The Corporation actively monitors the values of collateral as well as the age of the valuation of impaired loans.  Management believes that the Corporation’s market area is not as volatile as other areas throughout the United States, therefore valuations are ordered at least every 18 months, or more frequently if management believes that there is an indication that the fair value of the collateral has declined.  As a result, the Corporation does have valuations that are greater than one year old.

For impaired loans secured by collateral other than real estate, the Corporation considers the net book value of the asset, as provided by the most recent financial statements of the borrower, and discounts downward accordingly based on determinations made by management including the age of the existing collateral, a change in the condition of the existing collateral, specialized nature of the collateral, change in local market and economic conditions, and other specific factors involving the collateral.

It is the policy of the Corporation to have the initial fair value of a foreclosed asset held for resale determined by an independent third party valuation.  If the Corporation already has a valid appraisal on file for the property and that appraisal has been completed within the last 12 months, another appraisal shall not be required when the Corporation acquires the asset. Further, the Corporation shall update the fair value of each foreclosed asset with an independent third party valuation at least every 18 months or more frequently if management believes that there is an indication that the fair value has declined.  These valuations may be adjusted downward to account for specialized use of the property, change in the condition of the real estate, change in local market and economic conditions, and other specific factors involving the collateral.

In connection with our response, ACNB Corporation acknowledges that:

•                  the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned below at (717) 339-5166.

Sincerely,

/s/ David W. Cathell

David W. Cathell
Executive Vice President, Treasurer & Chief Financial Officer
ACNB Corporation